Filed Pursuant to Rule 424(b)(5)
Registration No. 333-250941

Prospectus Supplement No. 1

(to Prospectus dated February 9, 2021)

Illumina, Inc.

This Prospectus Supplement No. 1, dated March 4, 2021 (this “Prospectus Supplement”), supplements the consent solicitation statement/prospectus, dated February 9, 2021 (the “Consent Solicitation Statement/Prospectus”), of GRAIL, Inc. (“GRAIL”) and Illumina, Inc. (“Illumina”) relating to Illumina’s proposed acquisition of GRAIL pursuant to the Agreement and Plan of Merger, dated as of September 20, 2020 (as amended on February 4, 2021 by the Amendment to the Agreement and Plan of Merger and as it may be further amended from time to time, the “Merger Agreement”), by and among Illumina, GRAIL, and two of Illumina’s wholly owned subsidiaries. The Consent Solicitation Statement/Prospectus was filed with the Securities and Exchange Commission (“SEC”) on February 9, 2021 and was first distributed to holders of shares of GRAIL common stock and GRAIL preferred stock (“GRAIL Stock”) as of the Record Date (as defined therein) on or about February 17, 2021.

This Prospectus Supplement should be read in conjunction with the Consent Solicitation Statement/Prospectus, the contents of which are incorporated by reference herein. To the extent there is a discrepancy between the information contained in this Prospectus Supplement and the information in the Consent Solicitation Statement/Prospectus, the information contained herein supersedes and replaces such conflicting information.

You are encouraged to read carefully this Prospectus Supplement and the documents incorporated by reference herein in their entirety, including the discussion under “Risk Factors” beginning on page 36 of the Consent Solicitation Statement/Prospectus and beginning on page 7 of this Prospectus Supplement.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is March 4, 2021.

THE TRANSACTION AND THE ELECTION PROCESS

On September 20, 2020, Illumina entered into the Merger Agreement, pursuant to which, through two successive mergers, it will acquire GRAIL (the “Transaction”).

Effect of the Transaction on GRAIL Stock

Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the first merger (the “Effective Time”), each share of GRAIL Class A common stock, par value $0.001 per share (the “GRAIL Class A Common Stock”), GRAIL Class B common stock, par value $0.001 per share (the “GRAIL Class B Common Stock”, and, together with the GRAIL Class A Common Stock, the “GRAIL Common Stock”), GRAIL Series A redeemable convertible preferred stock, par value $0.001 per share (the “GRAIL Series A Preferred Stock”), GRAIL Series B redeemable convertible preferred stock, par value $0.001 per share (the “GRAIL Series B Preferred Stock”), GRAIL Series C redeemable convertible preferred stock, par value $0.001 per share (the “GRAIL Series C Preferred Stock”), and GRAIL Series D redeemable convertible preferred stock, par value $0.001 per share (the “GRAIL Series D Preferred Stock,” and, together with the GRAIL Series A Preferred Stock, the GRAIL Series B Preferred Stock, and the GRAIL Series C Preferred Stock, the “GRAIL Preferred Stock,” which, together with the GRAIL Common Stock, is referred to as the “GRAIL Stock”) issued and outstanding immediately prior to the completion of the Transaction (with limited exceptions, including shares with respect to which dissenters’ rights have been validly exercised in accordance with Delaware law) will be converted into, at the holder’s election, either:

•	CVR Consideration: the right to receive:

(a)

an amount in cash, without interest, equal to the amount obtained by dividing $3,500,000,000 plus the Aggregate Option Exercise Price (as defined below) by the GRAIL Fully Diluted Share Count (as defined below) (the “Cash Consideration”), plus

(b)

a number of shares of common stock, par value $0.01 per share, of Illumina (the “Illumina Common Stock”) obtained by dividing the Aggregate Stock Consideration (as defined below) by the GRAIL Fully Diluted Share Count (the “Stock Consideration”), plus

(c)

one contingent value right (a “CVR”) issued by Illumina, subject to and in accordance with the Contingent Value Rights Agreement (the “CVR Agreement”) to be entered into by and among Illumina, Computershare Trust Company, N.A. and Shareholder Representative Services LLC (clauses (a), (b) and (c), collectively, the “CVR Consideration”);

or

•	Non-CVR Consideration: the right to receive:

(a)	the Cash Consideration, plus

(b)	the Stock Consideration, plus

(c)

a number of shares of Illumina Common Stock obtained by dividing the Aggregate Alternative Consideration (as defined below) by the GRAIL Fully Diluted Share Count (the “Alternative Consideration”) (clauses (a), (b) and (c), collectively, the “Non-CVR Consideration”).

For the avoidance of doubt, holders of GRAIL Stock that elect to receive either the CVR Consideration or the Non-CVR Consideration will receive both the Cash Consideration and the Stock Consideration for each share of GRAIL Stock for which such election is made. The CVR Consideration will also include one CVR for each share of GRAIL Stock for which such election is made, whereas the Non-CVR Consideration will include the Alternative Consideration in lieu of a CVR. Holders of GRAIL Stock who do not make a valid election will be entitled to receive the CVR Consideration.

“Aggregate Option Exercise Price” means the aggregate exercise price of all Stock Options (as defined below) that are outstanding as of immediately prior to the Effective Time.

“GRAIL Fully Diluted Share Count” means the aggregate number of shares of GRAIL Class A Common Stock outstanding immediately prior to the Effective Time on a fully diluted basis (including all shares of GRAIL Class A Common Stock issuable upon conversion of all outstanding shares of GRAIL Class B Common Stock and GRAIL Preferred Stock and in respect of all outstanding Stock Options, RSUs (as defined below) and other direct or indirect rights to acquire shares of GRAIL Class A Common Stock).

The number of shares of Illumina Common Stock to be received as the Stock Consideration for each share of GRAIL Stock may fluctuate with the market price of the Illumina Common Stock and will, subject to the collar described in the definition of “Aggregate Stock Consideration” below, be determined based on the volume-weighted average trading price of a share of Illumina Common Stock on The NASDAQ Global Select Market over the twenty (20) consecutive trading day period ending on (and including) the trading day that is ten (10) trading days prior to the date of the Effective Time, rounded to four (4) decimal places (such price, the “Average Illumina Stock Price”) and the GRAIL Fully Diluted Share Count.

“Aggregate Stock Consideration” means: (i) if the Average Illumina Stock Price is an amount greater than $399, then the Aggregate Stock Consideration will be 11,278,195 shares of Illumina Common Stock; (ii) if the Average Illumina Stock Price is an amount greater than or equal to $295 but less than or equal to $399, then the Aggregate Stock Consideration will be a number of shares of Illumina Common Stock equal to the quotient obtained by dividing (x) $4,500,000,000 by (y) the Average Illumina Stock Price; or (iii) if the Average Illumina Stock Price is an amount less than $295, then the Aggregate Stock Consideration will be 15,254,237 shares of Illumina Common Stock.

The number of shares of Illumina Common Stock to be received as the Alternative Consideration for each share of GRAIL Stock with respect to which a Non-CVR Consideration election is made may fluctuate with the market price of the Illumina Common Stock and will, subject to the floor described in the definition of “Aggregate Alternative Consideration” below, be determined based on the Average Illumina Stock Price and the GRAIL Fully Diluted Share Count.

“Aggregate Alternative Consideration” means: (i) if the Average Illumina Stock Price is an amount greater than or equal to $280, then the Aggregate Alternative Consideration will be a number of shares of Illumina Common Stock equal to the quotient obtained by dividing (x) $850,000,000 by (y) the Average Illumina Stock Price; or (ii) if the Average Illumina Stock Price is an amount less than $280, then the Aggregate Alternative Consideration shall be 3,035,714 shares of Illumina Common Stock.

No fractional shares of Illumina Common Stock will be issued in the Transaction, and GRAIL stockholders will receive cash in lieu of any fractional shares of Illumina Common Stock they otherwise would have been entitled to receive.

The Average Illumina Stock Price may be greater than, less than or equal to the price of Illumina Common Stock as of the date of the Merger Agreement, the date of the Consent Solicitation Statement/Prospectus, the date of this Prospectus Supplement or the Election Deadline (as defined below). Similarly, the value of the Aggregate Stock Consideration may be greater than, less than or equal to $4,500,000,000, and the value of the Aggregate Alternative Consideration may be greater than, less than or equal to $850,000,000. Accordingly, GRAIL stockholders cannot be certain of the number or value of the shares of Illumina Common Stock to be delivered as the Stock Consideration or as the Alternative Consideration upon consummation of the Transaction.

Assuming that the GRAIL Fully Diluted Share Count is 816,212,916, based on the fully diluted number of shares of GRAIL Stock outstanding as of February 24, 2021, the value of the Cash Consideration will be $4.49 per share of GRAIL Stock. Assuming that the GRAIL Fully Diluted Share Count is 816,212,916, based on the fully diluted number of shares of GRAIL Stock outstanding as of February 24, 2021, and that the Average Illumina Stock Price is $399, representing the top of the collar for the Stock Consideration, the Stock Consideration will be 0.0138 shares of Illumina Common Stock per share of GRAIL Stock (having a value of $6.81 based on the closing price of Illumina Common Stock on February 16, 2021). Assuming that the GRAIL Fully Diluted Share Count is 816,212,916, based on the fully diluted number of shares of GRAIL Stock outstanding as of February 24, 2021, and that the Average Illumina Stock Price is $492.55, which was the closing price of Illumina Common Stock on February 16, 2021, the Alternative Consideration will be 0.0021 shares of Illumina Common Stock per share of GRAIL Stock (having a value of $1.04 based on such closing price).

The board of Illumina, when reviewing the proposed Alternative Consideration terms, took into account, in consultation with its financial advisor Goldman Sachs & Co. LLC, multiple factors relevant to the value of the CVRs, including their fair market value.

For further details regarding the CVR Consideration, the Non-CVR Consideration and associated risks, please refer to the Consent Solicitation Statement/Prospectus.

Election Process for GRAIL Stockholders

If you are a holder of GRAIL Stock, you will receive an email with login information and a link to a web platform (the “Web Platform”) through which you can elect the form of consideration you wish to receive in exchange for your shares of GRAIL Stock.

The deadline to submit your election instructions to the Web Platform is 5:00 p.m., Eastern time, on March 29, 2021 (the “Election Deadline”). The Election Deadline may be extended pursuant to the Merger Agreement and, if the Election Deadline is rescheduled, GRAIL and Illumina will announce the rescheduled Election Deadline following such determination. The completion of the Transaction is subject to the satisfaction or waiver of a number of conditions as set forth in the Merger Agreement. Neither Illumina nor GRAIL can predict the actual date on which the Transaction will be completed, or whether it will be completed, because the Transaction is subject to factors outside the control of each of Illumina and GRAIL.

If you do not submit properly completed election instructions to the Web Platform by the Election Deadline, then you will be deemed to have made no election and will therefore receive the CVR Consideration. If you wish to change a previously made election, you may change your election by simply signing back on to the Web Platform and changing your instructions, prior to the Election Deadline.

If you wish to sell or transfer your shares after submitting your election instructions but prior to the Election Deadline, you must revoke your election with respect to all or the portion of your shares of GRAIL Stock that you wish to sell or transfer. You may revoke your election by signing back onto the Web Platform and selecting “No Election” with respect to your shares of GRAIL Stock that you wish to sell or transfer. You may also revoke your election, including for purposes of exercising your appraisal or dissenters’ rights under Section 262 of the General Corporation Law of the State of Delaware, by delivering written notice of your revocation to GRAIL at stockadmin@grailbio.com.

GRAIL stockholders will not be entitled to revoke or change their election following the Election Deadline. As a result, if you make an election, you will be unable to revoke your election or sell or transfer your shares of GRAIL Stock during the period between the Election Deadline and the date of completion of the Transaction.

Effect of the Transaction on GRAIL Equity Awards

As described in the Consent Solicitation Statement/Prospectus, the Merger Agreement provides that, if the Transaction is completed, a portion of each unvested option to purchase shares of GRAIL Class A Common Stock (a “Stock Option”), award of restricted stock units with respect to shares of GRAIL Class A Common Stock (an “RSU”) and award of restricted shares of GRAIL Class A Common Stock (a “Restricted Share,” and, together with the Stock Options and the RSUs, the “GRAIL Equity Awards”) will vest as follows, except as otherwise expressly set forth in any individual agreement between you and GRAIL:

•

in the case of each GRAIL Equity Award subject solely to service-based vesting criteria that is unvested and outstanding as of immediately prior to the Effective Time, such service-based GRAIL Equity Award will vest as to a number of Stock Options, Restricted Shares or RSUs, as applicable, that would have vested under such GRAIL Equity Award on or prior to the third anniversary of the Effective Time if the holder of such service-based GRAIL Equity Award remained in continued employment or service, as applicable, with GRAIL through such third anniversary, with such accelerated vesting applied first to the Stock Options, Restricted Shares or RSUs (as applicable) that have the longest remaining vesting periods (i.e., in reverse chronological order); and

•

in the case of each GRAIL Equity Award subject to performance-based vesting criteria that is unvested and outstanding as of immediately prior to the Effective Time, such performance-based GRAIL Equity Award will vest as to a number of Stock Options, Restricted Shares or RSUs, as applicable, set forth in the GRAIL disclosure letter to the Merger Agreement.

The vested portion of each GRAIL Equity Award, after taking into account the accelerated vesting described above, will, immediately prior to the Effective Time, be canceled in exchange for, at the holder’s election, the CVR Consideration or the Non-CVR Consideration, in each case, less any applicable exercise price or tax withholdings. Any fractional shares of Illumina Common Stock that would be issued pursuant to the foregoing will be aggregated and any remaining fractional share will instead be paid in cash based on the Average Illumina Stock Price.

For additional information regarding the potential value of the Cash Consideration, the Stock Consideration and the Alternative Consideration, see “The Transaction and the Election Process—Effect of the Transaction on GRAIL Stock” above.

For the avoidance of doubt, holders of GRAIL Equity Awards that elect to receive either the CVR Consideration or the Non-CVR Consideration in respect of the vested portion of a GRAIL Equity Award will receive both the Cash Consideration and the Stock Consideration, less any applicable exercise price or tax withholdings, for each share of GRAIL Stock subject to such vested portion. The CVR Consideration will also include one CVR for each share of GRAIL Stock subject to the vested portion of a GRAIL Equity Award for which such election is made, whereas the Non-CVR Consideration will include the Alternative Consideration in lieu of a CVR. Holders of GRAIL Equity Awards who do not make a valid election in respect of the vested portion of a GRAIL Equity Award will be entitled to receive the CVR Consideration in respect of such vested portion. For further details regarding the CVR Consideration, the Non-CVR Consideration and associated risks, please refer to the Consent Solicitation Statement/Prospectus.

The unvested portion of each GRAIL Equity Award, after taking into account the accelerated vesting described above, will, immediately prior to the Effective Time, be canceled in exchange for an equivalent equity award (i.e., Stock Option, Restricted Share or RSUs, as applicable) with respect to shares of Illumina Common Stock. The number of shares of Illumina Common Stock subject to such converted award will be equal to the product (rounded down to the nearest whole share) of (i) the number of shares of GRAIL Stock subject to the unvested portion of the applicable GRAIL Equity Award and (ii) at the holder’s election, the CVR Consideration Award Ratio or the Non-CVR Consideration Award Ratio (each, as defined below). A holder who elects the CVR Consideration Award Ratio will also receive a number of fully vested CVRs equal to the number of shares of GRAIL Stock subject to the unvested portion of the applicable GRAIL Equity Award. In the case of Stock Options, the exercise price of the converted option award will be equal to the exercise price of the Stock Option divided by the CVR Consideration Award Ratio or the Non-CVR Consideration Award Ratio, as applicable (rounded up to the nearest whole cent).

“CVR Consideration Award Ratio” means a fraction, the numerator of which is the sum of (i) the Cash Consideration and (ii) the product of the Stock Consideration and the Average Illumina Stock Price, and the denominator of which is the Average Illumina Stock Price.

“Non-CVR Consideration Award Ratio” means a fraction, the numerator of which is the sum of (i) the cash portion of the Non-CVR Consideration and (ii) the product of the stock portion of the Non-CVR Consideration and the Average Illumina Stock Price, and the denominator of which is the Average Illumina Stock Price.

All converted awards with respect to shares of Illumina Common Stock will continue to be governed by the terms and conditions that applied to the applicable GRAIL Equity Award immediately prior to the Effective Time, including any vesting conditions not deemed satisfied prior to the Effective Time, except that (i) any performance-vesting conditions that are no longer capable of being satisfied following the Effective Time will no longer apply and (ii) all CVRs received will be fully vested.

For the avoidance of doubt, holders of unvested GRAIL Equity Awards will receive a converted equity award with respect to Illumina Common Stock regardless of which conversion ratio is elected. The conversion ratio will just determine the number of converted equity awards that are received and, if applicable, the exercise price of the converted awards. Since the Non-CVR Consideration Award Ratio will result in a larger post-conversion equity award, holders of GRAIL Equity Awards who elect to convert the unvested portion of a GRAIL Equity Award based on the CVR Consideration Award Ratio will also receive one CVR for each share of GRAIL Stock subject to such unvested portion. Such CVRs will be taxable and any required taxes will be satisfied by reducing the portion of any other vested consideration payable to the applicable GRAIL Equity Award holder. Holders of GRAIL Equity Awards who do not make a valid election in respect of the unvested portion of a GRAIL Equity Award will have such unvested portion convert based on the CVR Consideration Award Ratio. In addition, if a Stock Option has an exercise price that is greater than or equal to the numerator of the CVR Consideration Award Ratio, then the unvested portion of such Stock Option will convert based on the CVR Consideration Award Ratio.

Election Process for Holders of GRAIL Equity Awards

If you are a holder of GRAIL Equity Awards, you will receive an email with login information and a link to the Web Platform through which you can make an election with respect to such GRAIL Equity Awards. For each GRAIL Equity Award that you hold, you will be asked to make an election with respect to all of the vested portion (if any) of such GRAIL Equity Award and an election with respect to all of the unvested portion (if any) of such GRAIL Equity Award. You may make different elections with respect to each GRAIL Equity Award that you hold.

In addition, if you make an election with respect to a GRAIL Equity Award, and subsequent to such election but prior to the Effective Time, you receive shares of GRAIL Stock in respect of such award, whether pursuant to the vesting and settlement of RSUs or the exercise, including early exercise where permitted, of Stock Options, your election with respect to the original GRAIL Equity Award will continue to apply, based on whether the shares of GRAIL Stock are vested or unvested as of the Effective Time, unless such election is changed by you prior to the Election Deadline.

The deadline to submit your election instructions to the Web Platform is 5:00 p.m., Eastern time, on March 29, 2021. The Election Deadline may be extended pursuant to the Merger Agreement and, if the Election Deadline is rescheduled, GRAIL and Illumina will announce the rescheduled Election Deadline following such determination. The completion of the Transaction is subject to the satisfaction or waiver of a number of conditions as set forth in the Merger Agreement. Neither Illumina nor GRAIL can predict the actual date on which the Transaction will be completed, or whether it will be completed, because the Transaction is subject to factors outside the control of each of Illumina and GRAIL.

If you do not submit properly completed election instructions with respect to your GRAIL Equity Awards to the Web Platform by the Election Deadline, then you will be deemed to have made no election and your GRAIL Equity Awards will be treated as follows: (i) the vested portion of your GRAIL Equity Awards will receive the CVR Consideration; and (ii) the unvested portion of your GRAIL Equity Awards will convert into Illumina awards based on the CVR Consideration Award Ratio and you will receive one CVR for each share of GRAIL Stock subject to such unvested portion.

If you wish to change a previously made election, you may change your election by simply signing back on to the Web Platform and changing your instructions, prior to the Election Deadline. Holders of GRAIL Equity Awards will not be entitled to revoke or change their election following the Election Deadline. As a result, if you make an election, you will be unable to revoke your election during the period between the Election Deadline and the date of completion of the Transaction.

RISK FACTORS

In reviewing the Transaction described herein, you should consider carefully the following risk factor, together with general investment risks and all of the other information included in, or incorporated by reference into, this Prospectus Supplement, including those set forth in “Risk Factors” in the Consent Solicitation Statement/Prospectus. This Prospectus Supplement also contains forward-looking statements that involve risks and uncertainties. Please read “Special Note Regarding Forward-Looking Statements.”

The number of shares of Illumina Common Stock to be received as the Alternative Consideration for each share of GRAIL Stock with respect to which a Non-CVR Consideration election is made may fluctuate with the market price of the Illumina Common Stock and will, subject to the floor described in the definition of “Aggregate Alternative Consideration”, be determined based on the Average Illumina Stock Price. Because the market price of Illumina Common Stock will fluctuate, GRAIL stockholders cannot be sure of the number or value of shares of Illumina Common Stock they will receive as the Alternative Consideration for each share of GRAIL Stock with respect to which a Non-CVR Consideration election is made.

As a result of the First Merger (as defined in the Merger Agreement), each share of GRAIL Stock issued and outstanding immediately prior to the Effective Time (other than cancelled shares or dissenting shares) will be automatically converted into, at the holder’s election, the right to receive, in accordance with the terms of the Merger Agreement, either (i) the Cash Consideration, plus the Stock Consideration, plus one CVR issued by Illumina, subject to and in accordance with the CVR Agreement; or (ii) the Cash Consideration, plus the Stock Consideration, plus the Alternative Consideration. The Alternative Consideration, in the aggregate, will be determined as follows: (i) if the Average Illumina Stock Price is greater than or equal to $280, then the Aggregate Alternative Consideration shall be a number of shares of Illumina Common Stock equal to the quotient obtained by dividing (x) $850,000,000 by (y) the Average Illumina Stock Price; or (ii) if the Average Illumina Stock Price is less than $280, then the Aggregate Alternative Consideration shall be 3,035,714 shares of Illumina Common Stock. Therefore, the actual number and value of the shares delivered to GRAIL stockholders as the Alternative Consideration for each share of GRAIL Stock with respect to which a Non-CVR Consideration election is made will fluctuate depending on the Average Illumina Stock Price. The Average Illumina Stock Price may be greater than, less than or equal to the price of Illumina Common Stock as of the date of the Merger Agreement, the date of the Consent Solicitation Statement/ Prospectus, the date of this Prospectus Supplement or the Election Deadline, and the value of the Aggregate Alternative Consideration may be greater than, less than or equal to $850,000,000. Accordingly, GRAIL stockholders cannot be certain of the number or value of the shares of Illumina Common Stock to be delivered as the Alternative Consideration for each share of GRAIL Stock with respect to which a Non-CVR Consideration election is made upon consummation of the Transaction.

The market price of Illumina Common Stock is subject to general price fluctuations in the market for publicly traded equity securities and has experienced volatility in the past. Stock price changes may result from a variety of factors, including, among others, general market and economic conditions, changes in the businesses, operations and prospects of Illumina, the effects of the novel coronavirus pandemic and an evolving regulatory landscape. Market assessments of the benefits of the Transaction and the likelihood that the Transaction will be completed, as well as general and industry specific market and economic conditions, may also impact the market price of Illumina Common Stock. Many of these factors are beyond Illumina’s and GRAIL’s control. You are encouraged to obtain current market price quotations for Illumina Common Stock before you elect the form of merger consideration you wish to receive; however, as noted above, the prices at the Effective Time may be greater or less than, or the same as, such price quotations.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On September 20, 2020, Illumina entered into the Merger Agreement, pursuant to which, through two successive mergers (the “Mergers”), it will acquire GRAIL.

The following unaudited pro forma condensed combined financial information combines the historical financial statements of Illumina and GRAIL, after giving effect to the Transaction and related financing. The unaudited pro forma condensed combined balance sheet is presented as if the Transaction and related financing occurred as of January 3, 2021. The unaudited pro forma condensed combined statement of operations for the twelve months ended January 3, 2021 gives effect to the acquisition as if the Transaction and related financing had occurred on December 30, 2019, the beginning of such period. The unaudited pro forma condensed combined financial information is based on the historical consolidated financial statements of Illumina and GRAIL, and the assumptions and adjustments set forth in the accompanying explanatory notes. The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting for business combinations with Illumina considered the acquirer of GRAIL for accounting purposes. See “Note 2 – Basis of presentation” below.

Illumina’s fiscal year is the 52 or 53 weeks ending the Sunday closest to December 31, with quarters of 13 or 14 weeks ending closest to March 31, June 30, September 30 and December 31. GRAIL’s fiscal year is the calendar year. In accordance with the financial statement requirements contained in Article 11 of Regulation S-X, pro forma condensed combined financial information is presented as outlined below:

•

The unaudited pro forma condensed combined balance sheet as of January 3, 2021 is presented as if Illumina’s acquisition of GRAIL had occurred on January 3, 2021, and combines the historical audited consolidated balance sheet of Illumina as of January 3, 2021 with the historical unaudited condensed consolidated balance sheet of GRAIL as of September 30, 2020.

•

The unaudited pro forma condensed statement of operations for the twelve months ended January 3, 2021 is presented as if Illumina’s acquisition of GRAIL had occurred on December 30, 2019, and combines the historical audited consolidated statement of income of Illumina for the fiscal year ended January 3, 2021 with the adjusted historical consolidated statement of operations of GRAIL for the trailing twelve months ended September 30, 2020. GRAIL’s adjusted historical consolidated statement of operations for the trailing twelve months ended September 30, 2020 was derived by taking GRAIL’s historical results of operations for the fiscal year ended December 31, 2019, deducting GRAIL’s historical results of operations for the nine months ended September 30, 2019 and adding GRAIL’s historical results of operations for the nine months ended September 30, 2020.

The unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with the following historical financial statements and notes, which are incorporated by reference in this Prospectus Supplement: (a) the audited consolidated financial statements of Illumina as of and for the year ended January 3, 2021; (b) the audited financial statements of GRAIL as of and for the year ended December 31, 2019; and (c) the unaudited condensed consolidated financial statements of GRAIL as of and for the nine months ended September 30, 2020 and 2019. For additional information, see the sections entitled “GRAIL Audited Consolidated Financial Statements for the Years Ended December 31, 2019 and 2018” and “GRAIL Unaudited Condensed Consolidated Financial Statements as of September 30, 2020 and for the Three and Nine Months Ended September 30, 2020 and 2019,” included as Annexes H and I to the Consent Solicitation Statement/Prospectus and “Where You Can Find More Information” elsewhere in this Prospectus Supplement.

The acquisition of GRAIL will be accounted for as a business combination and will reflect the application of acquisition accounting in accordance with Accounting Standards Codification (ASC) 805, Business Combinations (“ASC 805”). For purposes of developing the unaudited pro forma condensed combined balance sheet as of January 3, 2021, the acquired GRAIL assets, including identifiable intangible assets and liabilities assumed, have been recorded at their estimated fair values with the excess purchase price assigned to goodwill. The pro forma adjustments are based on preliminary estimates of the fair values of assets acquired and liabilities assumed and information available as of the date of this Prospectus Supplement. Detailed valuations and assessments, including valuations of intangible assets, the CVRs, Illumina’s previously held GRAIL investment, share-based compensation awards as well as the assessment of the tax positions and rates of the combined business, are in process and will not be completed until after the closing of the Transaction. The estimated fair values assigned in this unaudited pro forma condensed combined financial information are preliminary and represent Illumina’s current best estimate of fair value and are subject to revision. Additionally, the number of shares or GRAIL Equity Awards for which the Alternative Consideration will be elected in lieu of the CVR Consideration cannot be predicted. Accordingly, actual adjustments to the combined company’s financial statements following the acquisition could differ, perhaps materially, from those reflected in the unaudited pro forma condensed combined financial information because the purchase price, assets and liabilities acquired and share-based compensation awards will be recorded at their respective fair values on the date the acquisition is consummated.

GRAIL’s stockholders and holders of vested GRAIL Equity Awards will be provided with the option to elect the right to receive for each share of GRAIL Stock owned and each vested GRAIL Equity Award held by such individual: (i) the Cash Consideration, the Stock Consideration, plus one CVR issued by Illumina (collectively referred to as the “CVR Consideration”) or (ii) the Cash Consideration, the Stock Consideration, plus, and in lieu of a CVR, the Alternative Consideration (collectively the “Non-CVR Consideration”), in each case, for GRAIL Stock Options, less the value of the applicable exercise price. Illumina cannot predict the number of shares or vested GRAIL Equity Awards for which the Alternative Consideration will be elected in lieu of a CVR. As described in the accompanying notes below, the number of shares or vested GRAIL Equity Awards for which the Non-CVR Consideration is elected may impact the mix of equity and CVR consideration payable to the GRAIL stockholders. Accordingly, Illumina is providing unaudited pro forma condensed combined financial information for two alternative scenarios, one which assumes that none of the GRAIL stockholders elects the right to receive the Non-CVR Consideration, and one which assumes that all of the GRAIL stockholders elect the right to receive the Non-CVR Consideration.

The value of the stock component of the purchase price may fluctuate with the market price of Illumina Common Stock and with the number of Illumina shares issued, determined based on the weighted average trading price of Illumina Common Stock for the 20 consecutive trading days ending on (and including) the trading day that is 10 trading days prior to the closing date of the Transaction (the “Closing Date”), subject, in the case of the Stock Consideration, to a collar of $295 to $399 and, in the case of the Alternative Consideration, to a floor of $280. As such, the actual purchase price may vary from the results shown.

GRAIL Equity Awards that are unvested, after taking into account the accelerated vesting described in the section entitled “The Transaction—Treatment of GRAIL Equity Awards” of the Consent Solicitation Statement/Prospectus, will, immediately prior to the Effective Time, be canceled in exchange for an equivalent equity award (i.e., stock options, restricted shares or restricted stock units, as applicable) with respect to shares of Illumina Common Stock. The number of shares of Illumina Common Stock subject to such converted award will be equal to the product (rounded down to the nearest whole share) of (i) the number of shares of GRAIL Stock subject to the unvested portion of the applicable GRAIL Equity Award and (ii) at the holder’s election, the CVR Consideration Award Ratio or the Non-CVR Consideration Award Ratio. If the CVR Consideration Award Ratio is elected with respect to an unvested GRAIL Equity Award, the holder will also receive a number of fully vested CVRs equal to the number of shares of GRAIL Stock subject to the unvested portion of such GRAIL Equity Award. Illumina cannot predict the number of unvested GRAIL Equity Awards for which the CVR Consideration Award Ratio or the Non-CVR Consideration Award Ratio will be elected. As described in the accompanying notes below, the number of converted equity awards issued may impact the fair value of share-based compensation awards attributable to pre-combination service, the fair value of share-based compensation awards attributable to post-combination service or the CVR consideration payable to equity award holders. Accordingly, Illumina is providing the unaudited pro forma condensed combined financial information for two alternative scenarios, one which assumes that none of the holders of unvested GRAIL Equity Awards elects the right to receive the Non-CVR Consideration Award Ratio, and one which assumes that all of the holders of unvested GRAIL Equity Awards elect the right to receive the Non-CVR Consideration Award Ratio.

The unaudited pro forma condensed combined financial information is shown under the following two scenarios:

(1)

CVR Scenario (“Scenario 1”): Assumes none of the GRAIL stockholders elect the right to receive the Non-CVR Consideration and none of the holders of GRAIL Equity Awards elect the right to receive the Non-CVR Consideration Award Ratio.

(2)

Alternative Consideration Scenario (“Scenario 2”): Assumes all of the GRAIL stockholders elect the right to receive the Non-CVR Consideration and all of the holders of GRAIL Equity Awards elect the right to receive the Non-CVR Consideration Award Ratio.

The pro forma financial information has been prepared by Illumina in accordance with Article 11 of Regulation S-X (Pro Forma Financial Information). The unaudited pro forma condensed combined financial information is provided for illustrative purposes only, does not necessarily reflect what the actual consolidated results of operations would have been had the acquisition occurred on the dates assumed and may not be useful in predicting the future consolidated results of operations or financial position. Illumina’s results of operations and actual financial position may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JANUARY 3, 2021

(In millions)

	Historical		Pro Forma
			Scenario 1		Scenario 2				Scenario 1	Scenario 2
	Illumina	GRAIL	Transaction accounting adjustments	Notes	Transaction accounting adjustments	Notes	Other transaction accounting adjustments	Notes	Pro forma combined	Pro forma combined
ASSETS
Current assets:
Cash, cash equivalents and short-term investments	$3,472	$632	$(3,048)	A	$(3,048)	A	$992	M	$2,048	$2,048
Accounts receivable, net	487	—	(1)	B	(1)	B	—		486	486
Inventory	372	—	—		—		—		372	372
Prepaid expenses and other current assets	152	7	—		—		(7)	N	152	152

Total current assets	4,483	639	(3,049)		(3,049)		985		3,058	3,058
Property and equipment, net	922	25	—		—		—		947	947
Operating lease right-of-use assets	532	52	—		—		—		584	584
Goodwill	897	—	6,585	C	6,039	C	—		7,482	6,936
Intangible assets, net	142	—	2,630	C	2,630	C	—		2,772	2,772
Deferred tax assets, net	20	—	—		—		—		20	20
Other assets	589	11	(250)	D	(250)	D	—		350	350

Total assets	$7,585	$727	$5,916		$5,370		$985		$15,213	$14,667

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$192	$8	$(1)	B	$(1)	B	$—		$199	$199
Accrued liabilities	541	52	99	E	99	E	—		692	692
Long-term debt, current portion	511	—	—		—		—		511	511

Total current liabilities	1,244	60	98		98		—		1,402	1,402
Operating lease liabilities	671	54	—		—		—		725	725
Long-term debt	673	—	—		—		992	M	1,665	1,665
Other long-term liabilities	303	3	58	F	74	F	—		1,782	380
			1,165	G	—
			253	G	—

	Historical		Pro Forma
			Scenario 1		Scenario 2				Scenario 1	Scenario 2
	Illumina	GRAIL	Transaction accounting adjustments	Notes	Transaction accounting adjustments	Notes	Other transaction accounting adjustments	Notes	Pro forma combined	Pro forma combined
Redeemable convertible preferred stock:
Series A	—	68	(68)	H	(68)	H	—		—	—
Series B	—	1,235	(1,235)	H	(1,235)	H	—		—	—
Series C	—	300	(300)	H	(300)	H	—		—	—
Series D	—	392	(392)	H	(392)	H	—		—	—

Total redeemable convertible preferred stock	—	1,995	(1,995)		(1,995)		—		—	—
Stockholders’ equity (shareholders’ deficit):
Common stock	2	—	—		—		—		2	2
Additional paid-in capital	3,815	133	4,588	H	4,588	H	—		8,409	9,174
			(133)	H	(133)	H
			6	I	6	I
			—		639	K
					126	L
Accumulated other comprehensive income (loss)	2	4	(4)	H	(4)	H	—		2	2
Retained earnings (accumulated deficit)	4,723	(1,522)	1,069	D	988	D	(7)	N	4,836	4,868
			(99)	E	(99)	E
			41	F	41	F
			(253)	G	—
			1,522	H	1,522	H
			(638)	J	(638)	J
			—		(140)	L
Treasury stock, at cost	(3,848)	—	238	H	238	H	—		(3,610)	(3,551)
			—		45	K
			—		14	L

Total stockholders’ equity (shareholders’ deficit)	4,694	(1,385)	6,337		7,193		(7)		9,639	10,495

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (shareholders’ deficit)	$7,585	$727	$5,916		$5,370		$985		$15,213	$14,667

See accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE TWELVE MONTHS ENDED JANUARY 3, 2021

(In millions, except per share amounts)

	Historical		Pro Forma
			Scenario 1		Scenario 2				Scenario 1	Scenario 2
	Illumina	GRAIL	Transaction accounting adjustments	Notes	Transaction accounting adjustments	Notes	Other transaction accounting adjustments	Notes	Pro forma combined	Pro forma combined
Revenue:
Product revenue	$2,735	$—	$(6)	O	$(6)	O	$—		$2,729	$2,729
Service and other revenue	504	—	—		—		—		504	504

Total revenue	3,239	—	(6)		(6)		—		3,233	3,233
Cost of revenue:
Cost of product revenue	788	—	—		—		—		788	788
Cost of service and other revenue	220	—	—		—		—		220	220
Amortization of acquired intangible assets	28	—	—		—		—		28	28

Total cost of revenue	1,036	—	—		—		—		1,036	1,036

Gross profit	2,203	—	(6)		(6)		—		2,197	2,197

Operating expense:
Research and development	682	175	43	G	—		—		1,117	1,099
			9	I	9	I
			108	J	108	J
			—		24	L
			(6)	O	(6)	O
			106	P	106	P
					1	Q
Selling, general and administrative	941	112	99	E	99	E	—		1,903	1,816
			210	G	—
			43	I	43	I
			530	J	530	J
			—		116	L
			3	P	3	P
			—		7	Q
			(35)	R	(35)	R

Total operating expense	1,623	287	1,110		1005		—		3,020	2,915

	Historical		Pro Forma
			Scenario 1		Scenario 2				Scenario 1	Scenario 2
	Illumina	GRAIL	Transaction accounting adjustments	Notes	Transaction accounting adjustments	Notes	Other transaction accounting adjustments	Notes	Pro forma combined	Pro forma combined
Income (loss) from operations	580	(287)	(1,116)		(1,011)		—		(823)	(718)
Other income (expense):
Interest income	41	7	—		—		—		48	48
Interest expense	(49)	—	—		—		(17)	T	(73)	(73)
							(7)	N
Other income (expense), net	284	(3)	1,069	D	988	D	—		1,350	1,269

Total other income, net	276	4	1,069		988		(24)		1,325	1,244

Income (loss) before income taxes	856	(283)	(47)		(23)		(24)		502	526
Provision for (benefit from) income taxes	200	—	(91)	F	(91)	F	(6)	U	103	103

Consolidated net income	$656	$(283)	$44		$68		$(18)		$399	$423

Earnings per share:
Basic	$4.48								$2.55	$2.67
Diluted	$4.45								$2.54	$2.66
Shares used in computing earnings per share:
Basic	147		10	H	10	H	—		157	158
					1	S
Diluted	148		10	H	10	H	—		158	159
					1	S

See accompanying notes to the unaudited pro forma condensed combined financial information.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.	Description of the proposed GRAIL acquisition

On September 20, 2020, Illumina entered into the Merger Agreement to acquire GRAIL for $3.5 billion in cash, plus the Aggregate Option Exercise Price of all GRAIL Stock Options, and $4.5 billion in shares of Illumina Common Stock, subject to a collar, plus an option to receive CVRs or the Alternative Consideration. On February 4, 2021, Illumina and GRAIL entered into an amendment to the Merger Agreement. The Transaction, which is expected to close in the second half of 2021, is subject to certain customary closing conditions, including the Company Stockholder Approvals (as defined in the Merger Agreement) and the receipt of required regulatory approvals.

The Cash Consideration for the Transaction is expected to be funded using balance sheet cash, plus up to $1 billion in capital raised through a debt issuance. In advance of this anticipated issuance, Illumina has obtained a bridge facility commitment letter from Goldman Sachs Bank USA for a 364-day senior unsecured bridge loan facility, in an aggregate principal amount of $1 billion. The bridge facility commitment letter is subject to certain conditions, including consummation of the Mergers pursuant to the Merger Agreement. It is anticipated that some or all of the bridge facility will be replaced or repaid by Illumina through the issuance of debt securities. Illumina ultimately does not expect to utilize the bridge facility, and if necessary, expects to be able to obtain more cost-effective, permanent debt financing at a later date. The accompanying unaudited pro forma condensed combined financial information reflects the estimated cost of borrowing under an anticipated debt financing.

In connection with the Transaction, GRAIL stockholders and holders of GRAIL Equity Awards will have the option to elect to receive CVRs, which will entitle holders to receive future payments representing a pro rata portion of certain revenues (calculated in accordance with the CVR Agreement) each year for a 12-year period. Each holder of a CVR will be entitled to receive a pro rata portion of 2.5% of Covered Revenues (as defined in the CVR Agreement), if any, up to and including $1 billion, plus 9.0% of Covered Revenues, if any, in excess of $1 billion, with such $1 billion threshold measured over an annual period to correspond with Illumina’s fiscal year. GRAIL stockholders and holders of vested GRAIL Equity Awards have the option to receive the Alternative Consideration, which is additional stock consideration, in an amount equal to $850 million in shares of Illumina Common Stock, subject to a floor price, divided by the GRAIL Fully Diluted Share Count, in lieu of the CVRs. Holders of unvested GRAIL Equity Awards have the right to receive an equity award with respect to a number of shares based on the Non-CVR Consideration Award Ratio, which is expected to result in a larger number of converted awards in lieu of holders’ receiving fully vested CVRs in addition to the converted awards.

As a result of the Transaction not being completed by December 20, 2020, on December 21, 2020, Illumina began making monthly cash payments to GRAIL of $35 million (the “Continuation Payments”). Illumina will continue making the monthly Continuation Payments to GRAIL until the earlier of the Closing Date or termination of the Merger Agreement, subject to certain exceptions. If the Merger Agreement is terminated, Illumina will receive shares of non-voting GRAIL preferred stock in respect of all Continuation Payments in excess of $315 million, subject to certain terms and conditions.

The Merger Agreement contains certain termination rights if the consummation of the Mergers does not occur on or before September 20, 2021, subject to a three-month extension related to obtaining certain required regulatory clearances. Upon termination of the Merger Agreement under specified circumstances, Illumina would be required to pay a termination fee of $300 million and make an additional $300 million investment in GRAIL in exchange for shares of non-voting GRAIL preferred stock, subject to certain terms and conditions.

2.	Basis of presentation

The accompanying unaudited pro forma condensed combined financial information gives effect to the acquisition of GRAIL by Illumina. The unaudited pro forma condensed combined financial information is based on the historical consolidated financial statements of Illumina and GRAIL, and the assumptions and adjustments set forth in these notes. In accordance with the financial statement requirements contained in Article 11 of Regulation S-X, pro forma condensed combined financial information is presented as outlined below:

•

The unaudited pro forma condensed combined balance sheet as of January 3, 2021 is presented as if Illumina’s acquisition of GRAIL had occurred on January 3, 2021, and combines the historical audited consolidated balance sheet of Illumina as of January 3, 2021 with the historical unaudited consolidated balance sheet of GRAIL as of September 30, 2020.

•

The unaudited pro forma condensed statement of operations for the twelve months ended January 3, 2021 is presented as if Illumina’s acquisition of GRAIL had occurred on December 30, 2019, and combines the historical audited consolidated statement of income of Illumina for the fiscal year ended January 3, 2021 with the adjusted historical consolidated statement of operations of GRAIL for the trailing twelve months ended September 30, 2020. GRAIL’s adjusted historical consolidated statement of operations for the trailing twelve months ended September 30, 2020 was derived by taking GRAIL’s historical results of operations for the fiscal year ended December 31, 2019, deducting GRAIL’s historical results of operations for the nine months ended September 30, 2019 and adding GRAIL’s historical results of operations for the nine months ended September 30, 2020.

The unaudited pro forma condensed combined financial information is provided for informational purposes only and is based on available information and reasonable assumptions. It does not purport to represent what the actual consolidated results of operations or the consolidated financial position of Illumina would have been if the acquisition occurred on the dates indicated, nor is it necessarily indicative of future consolidated results of operations or consolidated financial position. The actual financial position and results of operations will differ, perhaps significantly, from the pro forma amounts reflected herein due to a variety of factors, including access to additional information, changes in value not currently identified and changes in financial position and operating results following the date of the unaudited pro forma condensed combined financial information.

Pro forma transaction accounting adjustments are included only to the extent they are adjustments that reflect the accounting for the Transaction in accordance with U.S. GAAP.

The acquisition will be accounted for using the acquisition method of accounting with Illumina as the accounting acquirer and GRAIL as the accounting acquiree. The unaudited pro forma condensed combined financial information reflects the preliminary assessment of fair values assigned to components of the purchase price, share-based compensation awards, as well as fair values and useful lives assigned to assets acquired and liabilities assumed. Fair value estimates were based on preliminary discussions between Illumina and GRAIL and through due diligence efforts. The detailed valuation studies necessary to arrive at the required estimates of the fair values for components of the purchase price, share-based compensation awards and for the assets acquired and liabilities assumed have not yet been completed. Components of the purchase price that are subject to preparation of valuation studies to determine the appropriate fair value includes the CVRs, previously held GRAIL investment and share-based compensation awards attributable to pre-combination services. Significant assets and liabilities that are subject to preparation of valuation studies to determine the appropriate fair value adjustments include intangible assets, deferred income tax liability and accrued costs. Changes to the purchase price and the fair values of these assets and liabilities will also result in changes to goodwill recorded from the acquisition, which could be material.

The unaudited pro forma condensed combined financial information should be read in conjunction with the historical consolidated financial statements and accompanying notes of Illumina included in its annual report on Form 10-K for the year ended January 3, 2021.

3.	Preliminary purchase price

The fair value of the purchase price in the unaudited pro forma condensed combined financial information below is based on the Illumina Common Stock’s closing price of $492.55 on February 16, 2021. The value of the purchase price will change based on fluctuations in the share price of the Illumina Common Stock, the number of GRAIL shares outstanding on the Closing Date, changes in the estimate of the fair value of the CVRs, the number of shares or GRAIL Equity Awards for which the right to receive the Non-CVR Consideration or the Non-CVR Consideration Award Ratio, as applicable, is elected and the number of GRAIL Equity Awards that are vested as of the Closing Date.

For purposes of preparation of the unaudited condensed combined pro forma financial information, the purchase price has been estimated assuming two scenarios:

(1)

CVR Scenario (“Scenario 1”): Assumes none of the GRAIL stockholders elect the right to receive the Non-CVR Consideration and none of the holders of GRAIL Equity Awards elect the right to receive the Non-CVR Consideration Award Ratio

(2)

Alternative Consideration Scenario (“Scenario 2”): Assumes all of the GRAIL stockholders elect the right to receive the Non-CVR Consideration and all of the holders of GRAIL Equity Awards elect the right to receive the Non-CVR Consideration Award Ratio.

The following table summarizes the components of the estimated purchase price (in millions, except per-share information):

	Scenario 1	Scenario 2
GRAIL shares outstanding, net of Illumina’s shares	613	613
Cash consideration per GRAIL share	$4.54	$4.54

Cash portion of purchase price	2,787	2,787
Less exercise price for vested stock options	25	25

Net cash consideration	$2,762	$2,762
GRAIL shares outstanding, net of Illumina’s shares	613	613
Exchange ratio	0.0140	0.0140
Illumina common shares issued	9	9
Illumina’s share price	$492.55	$492.55

Net stock consideration	$4,218	$4,218

Total estimated cash and stock portion of purchase price	$6,980	$6,980

Fair value of CVRs	1,165	—
Fair value of alternative consideration	—	684
Fair value of previously held GRAIL investment	1,319	1,238
Fair value of share-based compensation awards attributable to pre-combination service	263	263

Total estimated purchase price	$9,727	$9,165

The estimated purchase price is variable depending upon the market value of Illumina Common Stock at acquisition and upon the number of shares of Illumina Common Stock issued, determined based on the weighted average trading price of Illumina Common Stock for the 20 consecutive trading days ending on (and including) the trading day that is 10 trading days prior to the Closing Date, subject, in the case of the Stock Consideration, to a collar of $295 to $399 and, in the case of the Alternative Consideration, to a floor of $280. Management performed a sensitivity analysis over the change in the fair value of the purchase price, exclusive of either the CVR or the Alternative Consideration. A change in the market price of Illumina Common Stock of +- 50% from the price of $492.55 would result in a purchase price $2.4 billion higher or $1.6 billion lower, which would have been reflected as an offsetting adjustment to goodwill in the unaudited pro forma condensed combined balance sheet.

The preliminary estimated fair value of the CVRs was derived using a Monte Carlo simulation and could change materially once the final valuation is determined.

The estimated value of the Alternative Consideration attributable to the purchase price is the product of the estimated Alternative Consideration Exchange Ratio, the number of shares held by GRAIL Shareholders, excluding Illumina, and the stock price on February 16, 2021 of $492.55. The estimated Alternative Consideration Exchange Ratio of 0.0024 is equal to the $850M Alternative Consideration offer divided by the 20-trading day volume weighted average price (assumed to be $441.75) divided by the GRAIL Fully Diluted Share Count.

The preliminary estimate of the fair value of Illumina’s previously held GRAIL investment is based on the overall purchase consideration and Illumina’s percentage ownership of GRAIL prior to the acquisition.

The preliminary estimate of the fair value of share-based compensation awards attributable to pre-combination service relates to GRAIL Equity Awards that will vest upon acceleration as provided in the Merger Agreement or will be converted into options to purchase shares of Illumina Common Stock, awards with respect to restricted shares of Illumina Common Stock or restricted stock units with respect to Illumina Common Stock, as applicable. Additionally, holders of GRAIL Equity Awards may also receive CVRs based on terms specified in the Merger Agreement. The fair value of the converted share-based compensation awards attributable to pre-combination service will be recognized as part of the purchase price, and the fair value of the converted share-based compensation awards attributable to post-combination service will be recognized as expense over the post-combination service period.

The number of shares of Illumina Common Stock issued to holders of GRAIL Stock and converted share-based compensation awards is dependent on the number of GRAIL shares and share-based compensation awards outstanding on the Closing Date.

For purposes of this pro forma analysis, the above estimated purchase price has been allocated as follows based on a preliminary estimate of the fair value of assets and liabilities to be acquired as of January 3, 2021:

	Scenario 1	Scenario 2
Assets acquired	$727	$727
Developed technology	2,110	2,110
IPR&D	490	490
Tradename	30	30
Goodwill	6,585	6,039
Deferred tax liability	(99)	(115)
Liabilities assumed	$(116)	$(116)

Total estimated purchase price	$9,727	$9,165

This preliminary purchase price allocation has been used to prepare the Transaction accounting adjustments in the unaudited pro forma condensed combined financial information. The final purchase price allocation will be determined when Illumina has completed the detailed valuations and necessary calculations as described in more detail in the explanatory notes below. The final allocation is expected to be completed within the measurement period, as defined in ASC 805, following the close of the Transaction and could differ materially from the preliminary allocation used in the Transaction accounting adjustments detailed below.

4.	Transaction accounting adjustments

Adjustments included in the column under the headings “Transaction accounting adjustments” in the balance sheet depict the accounting for the acquisition required by U.S. GAAP and in the statement of operations for the twelve months ended January 3, 2021 depict the effects of the pro forma balance sheet adjustments, assuming those adjustments were made as of December 30, 2019. Transaction accounting adjustments reflect the application of required accounting to the Transaction for the two scenarios contemplated as described above, applying the effects of the acquisition of GRAIL to Illumina’s historical financial information. Adjustments included in the column under the heading “Other transaction accounting adjustments” represent the related financing of the GRAIL acquisition.

The Transaction accounting adjustments and the Other transaction accounting adjustments included in the unaudited pro forma condensed combined financial information are as follows:

A.	To record the net cash paid to GRAIL stockholders, net of Illumina’s shares of GRAIL stock, of $2.8 billion and net cash paid to holders of accelerated share-based compensation awards of $286 million.

B.

To adjust the accounts receivable for the amounts due from GRAIL generated prior to the acquisition. Any payments owed from GRAIL prior to the closing of the Transaction will not be included in the assets acquired.

C.

To record the estimated fair value of the intangible assets and goodwill from the acquisition. Goodwill, representing the excess of the purchase price over the fair value of the net assets to be acquired, is estimated to be $6.6 billion in Scenario 1 and $6.0 billion in Scenario 2. The difference in estimated goodwill between Scenario 1 and Scenario 2 is attributable to the differences in the estimated purchase price. These allocations are based on preliminary estimates and the final allocation may differ materially as changes to the initial valuation of the purchase price or net assets acquired will be allocated to goodwill. For each $1 billion increase or decrease in the fair value of definite-lived intangible assets assuming a weighted-average useful life of approximately 20 years, annual amortization expense would increase or decrease by approximately $50 million.

D.

To remove Illumina’s investment in GRAIL of $250 million. The estimated related gain on the GRAIL investment of $1,069 million in Scenario 1 and $988 million Scenario 2 is reflected in Retained earnings (accumulated deficit) as of January 3, 2021 and in Other income (expense), net for the year ended January 3, 2021. The estimated related gain is based on Illumina’s preliminary estimated fair value of its GRAIL investment based on the estimated purchase price in Scenario 1 and Scenario 2 and may differ materially once the final fair value is determined.

E.

To reflect an accrual for estimated additional Transaction costs of $99 million. Transaction costs of $50 million are included in the historical statements of income. These costs will not affect the statement of income beyond twelve months after the acquisition date.

F.

To record a deferred tax liability of $99 million for Scenario 1 and $115 million for Scenario 2 for the net acquired intangibles, partially offset by net operating losses, tax credits and the elimination of the deferred tax impact of $41 million for both Scenario 1 and Scenario 2 related to Illumina’s investment in GRAIL, which is included in retained earnings at January 3, 2021. The benefit from income taxes of $91 million for both Scenario 1 and Scenario 2 is attributable to the losses from GRAIL and the transaction accounting adjustments. These estimates are based on a preliminary review that is subject to revision as further information is gathered and interpreted.

G.

To record the estimated fair value of the Scenario 1 CVR Consideration of $1.2 billion payable to GRAIL stockholders, which is reflected in the purchase price, and $253 million payable to holders of GRAIL Equity Awards, which is reflected as operating expense in the unaudited pro forma condensed combined statement of operations for the year ended January 3, 2021 and as a reduction to Retained earnings (accumulated deficit) in the unaudited pro forma condensed combined balance sheet as of January 3, 2021. Of the $253 million reflected in operating expense, $43 million is recorded to research and development expense and $210 million is recorded to selling, general and administrative expense. The preliminary estimated fair value of the CVR Consideration was derived using a Monte Carlo simulation and could change materially once the final valuation is determined.

H.

To reflect the issuance of Illumina Common Stock for the Stock Consideration to GRAIL stockholders and the elimination of GRAIL’s historical balances in redeemable convertible preferred stock and stockholders’ deficit balances. The estimated issuance of 9 million and 1 million shares of Stock Consideration to GRAIL stockholders and holders of accelerated share-based compensation awards, respectively, is reflected in the shares used to calculate earnings per share and will be issued from Treasury stock, at cost of $238 million. The excess of fair value over cost of approximately $4.6 billion is reflected in additional paid in capital.

I.

To record the estimated share-based compensation expense of $9 million to research and development expense and $43 million to selling, general and administrative expense for the year ended January 3, 2021 related to converted awards issued to continuing employees as part of the Mergers for the services to be provided over the post-combination service period, which is expected to occur within the first twelve months after the Closing Date. The estimated share-based compensation expense for the pre-combination services of $6 million is allocated to the purchase price and reflected as additional paid-in capital in the unaudited condensed combined pro forma balance sheet as of January 3, 2021. The preparation of valuation studies to determine the appropriate fair value and allocation of the share-based awards have not yet been completed and any resulting change in the fair value would have a direct impact to share-based compensation expense.

J.

To reflect the acceleration of certain unvested shared-based awards of GRAIL at the Closing Date, the estimated fair value of the share-based compensation awards attributable to pre-combination service awards of $263 million is reflected as purchase price and the estimated fair value attributable to post-combination service of $638 million is reflected as operating expense in the unaudited pro forma condensed combined statement of operations for the year ended January 3, 2021 and as a reduction to Retained earnings (accumulated deficit) in the unaudited pro forma condensed combined balance sheet as of January 3, 2021. Of the $638 million estimated stock-based compensation expense reflected as operating expense, $108 million is recorded to research and development expense and $530 million is recorded to selling, general and administrative expense. The preparation of valuation studies to determine the appropriate fair value of the share-based awards have not yet been completed and the amounts reflected could change materially once the final valuation is determined.

K.

To reflect the Scenario 2 issuance of Illumina Common Stock for the Alternative Consideration to GRAIL stockholders. The estimated fair value of $684 million of 1 million shares of Alternative Consideration issuable to GRAIL stockholders is reflected in the purchase price. The shares will be issued from Treasury stock at cost of $45 million, and the excess of fair value over cost of approximately $639 million is reflected in additional paid in capital.

L.

To reflect the Scenario 2 issuance of Illumina Common Stock for the Alternative Consideration to GRAIL holders of vested GRAIL Equity Awards. The estimated fair value of $140 million of 0.3 million shares of Alternative Consideration issuable to holders of vested GRAIL Equity Awards is reflected as operating expense in the unaudited pro forma condensed combined statement of operations for the year ended January 3, 2021 and as a reduction to Retained earnings (accumulated deficit) in the unaudited pro forma condensed combined balance sheet as of January 3, 2021. The shares will be issued from Treasury stock at cost of $14 million, and the excess of fair value over cost of approximately $126 million is reflected in additional paid in capital. Of the $140 million estimated stock-based compensation expense reflected in operating expense, $24 million is recorded to research and development expense and $116 million is recorded to selling, general and administrative expense.

M.

To reflect the assumption that the existing $1 billion bridge term loan facility will be replaced by $1 billion of debt, rather than issuance of equity, to fund a portion of the Cash Consideration and related Transaction costs. The $992 million is net of estimated amortizable financing-related Transaction fees of $8 million.

N.	To reflect the recognition of $7 million in unamortized bridge term loan fees. These costs will not affect the statement of income beyond twelve months after the acquisition date.

O.	To eliminate intercompany revenues and expenses between Illumina and GRAIL.

P.

To record the amortization expense of $109 million for the year ended January 3, 2021 for the intangible assets acquired as part of the Mergers. The acquired intangible assets have been amortized using a weighted-average estimated useful life of approximately 20 years. Amortization expense of $106 million for the developed technology intangible asset is recognized as research and development expense, as there is no related revenue in the statements of operations for the year ended January 3, 2021, based on an estimated useful life of 20 years. Amortization expense of $3 million of the tradename is recognized as selling, general and administrative expense based on an estimated useful life of 10 years. The amortization of the intangible assets is based on a straight-line amortization method as this represents management’s best estimate of the pattern of utilization for the intangible assets. Illumina is still in process of evaluating the fair value of the intangible assets, and any resulting change in the fair value or estimated useful lives would have a direct impact to amortization expense.

Q.

To reflect the Scenario 2 estimated share-based compensation expense of $1 million to research and development expense and $7 million to selling, general and administrative expense for the year ended January 3, 2021 related to converted awards issued at the Non-CVR Consideration Award Ratio to continuing employees as part of the Mergers for the services to be provided over the post-combination service period. The post-combination service period is expected to occur within the first twelve months after the Closing Date. The preparation of valuation studies to determine the appropriate fair value and allocation of the share-based awards have not yet been completed and any resulting change in the fair value would have a direct impact to share-based compensation expense.

R.	To eliminate a $35 million continuation payment made to GRAIL in December 2020 in accordance with terms of the Merger Agreement.

S.	To reflect the Scenario 2 issuance of 1 million shares of Illumina Common Stock for the Alternative Consideration to GRAIL stockholders and holders of vested GRAIL Equity Awards.

T.

To reflect interest expense, which consists of (i) interest expense ($15 million for the year ended January 3, 2021) for the $1 billion expected debt financing using a weighted average interest rate of 1.53% and (ii) amortization of financing costs ($2 million for the year ended January 3, 2021). A one-eighth percent change in the interest rate would result in an increase or a decrease in the pro forma interest expense by $1 million for the year ended January 3, 2021.

U.	To reflect the related income tax effect of the other transaction accounting adjustments related to the financing activities.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA COMBINED PER SHARE DATA

The tables below set forth, for the periods and dates indicated, selected per share information for Illumina Common Stock on a historical and pro forma combined basis giving effect to the Transaction, and selected per share information for GRAIL Stock on a historical and pro forma equivalent basis.

The historical per share data for Illumina Common Stock is derived from the audited consolidated financial statements of Illumina as of and for the year ended January 3, 2021. The historical per share data for GRAIL Stock is derived from unaudited condensed consolidated financial information of GRAIL as of the nine months ended September 30, 2020 and for the twelve months ended September 30, 2020.

The pro forma per share data for Illumina Common Stock and for GRAIL Stock is shown under the following two scenarios:

(1)

CVR Scenario (“Scenario 1”): Assumes none of the GRAIL stockholders elects the right to receive the Alternative Consideration and none of the holders of GRAIL Equity Awards elects the right to receive the Alternative Consideration Award Ratio.

(2)

Alternative Consideration Scenario (“Scenario 2”): Assumes all of the GRAIL stockholders elect the right to receive the Alternative Consideration and all of the holders of GRAIL Equity Awards elect the right to receive the Alternative Consideration Award Ratio.

The combined unaudited pro forma per share data for Illumina Common Stock is extracted from the unaudited pro forma financial information appearing elsewhere in this Prospectus Supplement. The unaudited pro forma financial information is based on, and should be read in conjunction with, the historical consolidated financial statements and accompanying notes of each of Illumina and GRAIL for the applicable periods, which are included or incorporated by reference herein. See “Unaudited Pro Forma Condensed Combined Financial Information” for additional information.

The combined unaudited pro forma per share data for Illumina Common Stock does not purport to represent what the surviving company’s actual results of operations or financial condition would have been had the acquisition occurred on the dates assumed, nor is it necessarily indicative of the surviving company’s future results of operations or financial condition. In particular, the unaudited pro forma combined financial information does not reflect the effect of anticipated cost and revenue synergies associated with the combination of Illumina and GRAIL.

The pro forma combined book value per share was calculated by dividing total combined Illumina and GRAIL pro forma common stockholders’ equity by pro forma equivalent shares of common stock outstanding after giving effect to the Transaction.

The GRAIL equivalent pro forma per common share amounts, rounded to the nearest whole cent, were calculated by multiplying the Illumina pro forma combined per share amounts by the pro forma exchange ratio of 0.0140.

You should read the below information in conjunction with the selected consolidated financial information of Illumina and GRAIL included in the Consent Solicitation Statement and this Prospectus Supplement, the historical consolidated financial statements of Illumina and related notes incorporated by reference herein and the historical consolidated financial statements of GRAIL and related notes of GRAIL that are included in the Consent Solicitation Statement/Prospectus. Neither Illumina nor GRAIL has declared a dividend on account of their respective common stock during the periods presented in the following tables, and neither has an intention to pay cash dividends in the foreseeable future.

	As of and for the Year Ended January 3, 2021
	Scenario 1	Scenario 2
Illumina Combined Unaudited Pro Forma Data:
Basic income from continuing operations per share	$2.55	$2.67
Diluted income from continuing operations per share	$2.54	$2.66
Book value per share	$61.23	$65.97

GRAIL Equivalent Combined Unaudited Pro Forma Data:
Basic income from continuing operations per share	$0.04	$0.04
Diluted income from continuing operations per share	$0.04	$0.04
Book value per share	$0.86	$0.92

As of and for the Year Ended January 3, 2021
Illumina Historical Data:
Basic income from continuing operations per share	$4.48
Diluted income from continuing operations per share	$4.45
Book value per share	$31.80

As of and for the 12 Months Ended September 30, 2020
GRAIL Historical Data:
Basic net loss from continuing operations per share attributable to Class A and Class B common stockholders	$(2.13)
Diluted net loss from continuing operations per share attributable to Class A and Class B common stockholders	$(2.13)
Book value per share	$(10.37)

MARKET PRICE AND DIVIDEND INFORMATION

Market Prices

Shares of Illumina Common Stock currently trade on NASDAQ under the symbol “ILMN.” There were 126 registered owners of Illumina Common Stock at the close of business on March 1, 2021. The table below sets forth, for the calendar quarters indicated, the high and low per share sale prices of Illumina Common Stock as reported by NASDAQ.

	High	Low
Fiscal Year Ended December 29, 2019
First Quarter	322.32	268.62
Second Quarter	369.00	300.35
Third Quarter	380.76	263.30
Fourth Quarter	336.63	279.76
Fiscal Year Ended January 3, 2021
First Quarter	339.63	196.78
Second Quarter	377.80	251.14
Third Quarter	404.20	260.42
Fourth Quarter	378.33	288.01
Fiscal Year Ending January 2, 2022
First Quarter (through February 24, 2021)	555.77	356.00

On September 18, 2020, the last trading day before the announcement of the merger agreement, the last reported sale price of Illumina Common Stock on NASDAQ was $295.50. On February 24, 2021, the most recent practicable date prior to the date of this Prospectus Supplement, the last reported sale price of Illumina Common Stock on NASDAQ was $461.05.

GRAIL is a privately held company and there is no public trading market for any class of GRAIL Stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement and the documents incorporated by reference herein contain forward-looking statements within the meaning of applicable securities laws, including, in particular, statements about plans, objectives and strategies, growth opportunities in a company’s industries and businesses, its expectations regarding future results, financial condition, liquidity and capital requirements, estimates regarding the impact of regulatory developments and legal proceedings, and other trends and projections. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic instability and uncertainty. The extent to which the COVID-19 pandemic impacts Illumina’s and GRAIL’s businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous evolving factors, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or mitigate its impact, and how quickly and to what extent normal economic and operating conditions can resume. Forward-looking statements are not historical facts and may be identified by words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “may,” “target,” similar expressions and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the Transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the Transaction or to make any filing or take other action required to consummate the Transaction in a timely matter or at all. Important risk factors that may cause such a difference include, but are not limited to:

•

the failure to complete the Transaction on the terms or timeline currently contemplated, or at all, including because Illumina and/or GRAIL may be unable to satisfy the conditions or obtain the approvals required to complete the Transaction, or such approvals may contain material restrictions or conditions;

•	the possibility that a condition to the closing of the Transaction may not be satisfied, including obtaining regulatory approvals, such as clearance under the HSR Act;

•

the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the Illumina or the surviving company’s businesses after the consummation of the Transaction;

•	potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Transaction;

•

negative effects of the announcement, pendency or consummation of the Transaction on the market price of the Illumina Common Stock or the value of shares of GRAIL Stock and on their respective operating results;

•	risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the Transaction;

•	the risks and costs associated with the integration of, and the ability of Illumina to integrate, GRAIL’s business successfully and to achieve anticipated synergies;

•	the risks and costs associated with the development and commercialization of, and Illumina’s ability to develop and commercialize, GRAIL’s products;

•	the risk that disruptions from the Transaction will harm Illumina, GRAIL or the surviving company’s businesses, including their current or future plans and operations;

•	the fact that certain GRAIL directors and executive officers have interests in the Transaction that may be different from, or in addition to, those of other GRAIL stockholders;

•

the fact that the value of the CVRs to be issued in the connection with the Transaction is speculative and the amount payable pursuant to the CVRs, if any, depends on the ability of Illumina to successfully bring to market certain drug products in development by GRAIL, which is subject to various operational and regulatory risks and uncertainties;

•	the potential impact of legislative, regulatory and economic developments; and

•	other business, financial, operational and legal risks and uncertainties detailed from time to time in Illumina’s SEC filings.

The foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in the Consent Solicitation Statement/Prospectus and in Illumina’s most recently filed Annual Report on Form 10-K, recent Current Reports on Form 8-K, and other SEC filings. All cautionary statements made or referred to herein should be read as being applicable to all forward-looking statements wherever they appear. You should consider the risks and uncertainties described or referred to herein and should not place undue reliance on any forward-looking statements. The forward-looking statements speak only as of the date made, and Illumina and GRAIL undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this Prospectus Supplement or to reflect new information, actual results, revised expectations, or the occurrence of unanticipated events, except as required by law.

EXPERTS

The consolidated financial statements of Illumina, Inc. appearing in Illumina, Inc.’s Annual Report (Form 10-K) for the year ended January 3, 2021, and the effectiveness of Illumina, Inc.’s internal control over financial reporting as of January 3, 2021 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including Illumina, who file electronically with the SEC. The address of that site is www.sec.gov.

You may also consult Illumina’s website for more information concerning the Transaction described in this Prospectus Supplement. Illumina’s website is www.illumina.com. The information contained on the websites of Illumina and the SEC (except for the filings expressly set forth below) is expressly not incorporated by reference into this Prospectus Supplement.

Illumina has filed with the SEC a registration statement on Form S-4 of which this Prospectus Supplement forms a part with respect to the Illumina Common Stock and CVRs to be issued in the Transaction. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Illumina Common Stock and the CVRs. The rules and regulations of the SEC allow Illumina to omit certain information included in the registration statement from this Prospectus Supplement.

In addition, the SEC allows Illumina to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this Prospectus Supplement, except for any information that is superseded or updated by information included directly in this Prospectus Supplement. You may read and copy the registration statement, including any amendments, schedules and exhibits, at the addresses set forth below. Statements contained in this Prospectus Supplement as to the contents of any contract or other documents referred to in this Prospectus Supplement are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement.

This Prospectus Supplement incorporates by reference the documents listed below that Illumina has previously filed or will file with the SEC (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K). They contain important information about Illumina, its financial condition and other matters.

•	Annual Report on Form 10-K for the fiscal year ended January 3, 2021 filed with the SEC on February 17, 2021.

•	Definitive Proxy Statement on Schedule 14A filed with the SEC on April 16, 2020.

•

The description of Illumina Common Stock contained in Illumina’s Registration Statement on Form 8-A, filed with the SEC on April 14, 2000, including any amendments or reports filed for the purposes of updating this description.

In addition, Illumina incorporates by reference any future filings it makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K) after the date of this Prospectus Supplement and prior to the Effective Time of the Transaction. Such documents are considered to be a part of this Prospectus Supplement, effective as of the date such documents are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct. However, some documents or information, such as that called for by Item 2.02 and Item 7.01 of a Current Report on Form 8-K, or the exhibits related thereto under Item 9.01 of a Current Report on Form 8-K, are deemed furnished and not filed in accordance with SEC rules. None of those documents or that information is deemed to be incorporated by reference into this Prospectus Supplement. Additionally, except as expressly stated with respect to the filings expressly set forth above, to the extent this Prospectus Supplement contains references to Illumina’s website, the information on that website does not constitute a part of, and is not incorporated by reference into, this Prospectus Supplement.

You may obtain any of the documents incorporated by reference through Illumina or the SEC. Documents incorporated by reference are available from Illumina without charge, excluding any exhibits to them unless such exhibits have been specifically incorporated by reference in this Prospectus Supplement. You will not receive copies of the documents incorporated by reference, as they are not being sent to stockholders unless specifically requested. You may obtain documents incorporated by reference in this Prospectus Supplement free of charge through the SEC’s website or from Illumina by requesting them in writing as follows or by accessing the website listed below:

Illumina, Inc.

5200 Illumina Way

San Diego, CA 92122

Attention: Juliet Cunningham, VP, Investor Relations

Email: ir@illumina.com

Website: https://investor.illumina.com

To ensure timely delivery of the documents, you must make your request no later than March 22, 2021. Please note that, due the COVID-19 pandemic, many of Illumina’s offices are temporarily closed. Therefore it is suggested that you request any information or documents via email.

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement. Neither Illumina nor GRAIL has authorized anyone to give any information or make any representation about the Transaction, Illumina or GRAIL that is different from, or in addition to, that contained in this Prospectus Supplement or in any of the materials that Illumina has incorporated by reference into this Prospectus Supplement. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this Prospectus Supplement speaks only as of the date of this Prospectus Supplement unless the information specifically indicates that another date applies. Neither Illumina’s mailing of this Prospectus Supplement to GRAIL stockholders, nor the issuance by Illumina of Illumina Common Stock or CVRs pursuant to the Transaction, will create any implication to the contrary.